Conspiracy Entertainment Holdings, Inc.
612 Santa Monica Blvd.
Santa Monica, CA 90501

April 21, 2009

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
Attn: William J. Kearns

Re:	Conspiracy Entertainment Holdings, Inc. Form 10-K/A for Fiscal Year Ended December 31, 2007 Filed January 16, 2009 File No. 000-32427

Dear Mr. Kearns:

We are in receipt of the Staff’s letter dated March 5, 2009 regarding the above captioned filing.  Please be advised that we will be unable to respond to the Staff’s comments within the timeframe allotted.  The compilation, dissemination and review of the information required to respond has imposed time constraints that have rendered a timely response to be impracticable without undue hardship and expense on the registrant.  The registrant undertakes the responsibility to file such response no later than April 28, 2009.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Keith Tanaka
Keith Tanaka
Chief Financial Officer